Exhibit 99.371

Nextech AR Signs Multiple Deals With Asian Ecommerce Aggregators

Now Scaling 3D AR Model Creation To Asia, The World’s Largest B2C Ecommerce Market

VANCOUVER, B.C., Canada – October 26, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services is proud to announce that multiple ecommerce aggregators are using the Company’s AR for ecommerce solution Threedy.ai. Collectively, the 13 ecommerce aggregators using Nextech’s Threedy.ai represent approximately 400,000 ecommerce sites, and will act as referral partners in Asia for Threedy.ai. Nextech is focused on the continued expansion of its’ ecommerce aggregator customer base, and believes this strategy of onboarding referral partners will act as a major catalyst in expanding its 3D AR model creation in the region.

Asia is the world’s largest ecommerce B2C market, and is expected to represent over 61% of the worldwide ecommerce market by 2024, according to Statista. While Chinese consumers alone make more than a third of the purchases on the world’s retail sites, it is Southeast Asia (SEA) specifically, that will carry the growth forward in Asia over the next 5 years, with an estimation of 380 million online shoppers by 2026. The growth in SEA outpaces the likes of China (5%), Brazil (14%) and India (10%), according to Facebook and Bain & Company’s annual SYNC Southeast Asia report. Nextech recognizes this growth and has already signed multiple ecommerce aggregators in SEA including Shopline (SEA), Sirclo (Indonesia), Visolab (Japan) and Innolab (Australia) to name a few.

When Nextech AR acquired Threedy.ai in June 2021, it provided the Company with groundbreaking patent-pending technology. This technology leverages artificial intelligence (AI) to enhance the building of quality 3D models from simple 2D photos at scale for ecommerce websites. Using Threedy’s proprietary AI and computer vision innovations, the production of 3D models can be scaled to 1,000s of 3D models per week. Nextech believes these new referral partners along with its existing and rapidly growing North American customers could translate into significant revenue opportunities for the Company moving forward. The current referral agreements signed to date involve the creation of 3D models, hosting the models, and supplying the AR for ecommerce shopping experience in Asia. With these partnerships in place the Company is positioning to rapidly expand the reach of it’s 3D AR SaaS platform into countries across Asia.

Evan Gappelberg, CEO of Nextech AR comments “These partnerships in Asia are setting us up for what we are seeing as the rapid global adoption of 3D models and AR in ecommerce and the metaverse.” He continues, “We are seeing growing demand for our 3D model creation capabilities and we are driving very hard toward a self service platform (view full Seeking Alpha CEO Interview), which when launched we believe will create additional demand, especially in ecommerce”.

For further information, please contact:

public.relations@nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

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Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.